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                         [COOPER INDUSTRIES LETTERHEAD]




H. JOHN RILEY, JR.                                                 [COOPER LOGO]
Chairman, President and Chief Executive Officer


                                                                    EXHIBIT 20.1
August 21, 1997


Dear Shareholder:

To ensure our ability to protect the interests of our shareholders in the event of a hostile takeover attempt, your Board of Directors has adopted a Shareholder Rights Plan, which provides for the granting of Rights to holders of Cooper Industries common stock. The Board of Directors declared a dividend distribution of one preferred share purchase Right for each share of common stock held on August 15, 1997.

WE BELIEVE THIS PLAN WILL SERVE YOUR INTERESTS IF SHAREHOLDERS ARE CONFRONTED WITH UNFAIR TAKEOVER TACTICS OR ATTEMPTS TO ACQUIRE CONTROL OF THE COMPANY AT AN INADEQUATE PRICE. Like hundreds of other companies, Cooper Industries has adopted a Shareholder Rights Plan to assure that any acquisition or change in control of the Company would take place under circumstances in which your Board of Directors can secure the best available transaction for all shareholders. THE ADOPTION OF THE PLAN IS NOT IN RESPONSE TO ANY KNOWN EFFORT TO ACQUIRE CONTROL OF THE COMPANY.

THIS PLAN IS NOT INTENDED TO PREVENT THE ACQUISITION OF THE COMPANY ON TERMS THAT ARE IN THE BEST INTERESTS OF ALL SHAREHOLDERS. The mere granting of the Rights should not deter any prospective buyer willing to negotiate with your Board of Directors or make an offer for all shares at a fair price.

A more detailed description of the Plan is enclosed for your information. No Rights certificates will be issued until they are exercisable. YOU ARE NOT REQUIRED TO TAKE ANY ACTION AT THIS TIME WITH RESPECT TO THE RIGHTS AND YOU SHOULD NOT RETURN ANY SHARE CERTIFICATES WHICH YOU MAY HOLD.

Sincerely,

/s/ H. John Riley, Jr.

Enclosure
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                         SUMMARY OF RIGHTS TO PURCHASE
                                PREFERRED STOCK


       On August 5, 1997, the Board of Directors of Cooper Industries, Inc. (the "Company") declared a dividend distribution of one Right for each share of Company Common Stock to shareholders of record at the close of business on August 15, 1997. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Preferred Stock, no par value (the "Preferred Stock"), at a Purchase Price of $225 per one one-hundredth of a share, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent.

       Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as the Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after August 15, 1997 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

       The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 5, 2007 unless earlier redeemed by the Company as described below.

       As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock outstanding prior to the Distribution Date will be issued with Rights.

       In the event that an Acquiring Person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of the Company, upon terms and conditions determined by a majority of the Continuing Directors (as defined below) to be in the best interests of the Company and its shareholders (a "Qualifying Offer")), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price times the number of shares of Common Stock associated with each Right (initially, one). Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

       For example, at an exercise price of $50 per Right, each Right not owned by an Acquiring Person (or by certain related parties or transferees) following the event set forth in the preceding paragraph would entitle its holder to purchase $100 worth of Common Stock (or other consideration, as noted above) for $50. Assuming that the Common Stock had a per share market price of $10 at such time, the holder of each valid Right would be entitled to purchase 10 shares of Common Stock for $50.
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       In the event that at any time following the Stock Acquisition Date, (i)
the Company is acquired in a merger or business combination transaction in which the Company is not the surviving corporation (other than a merger consummated pursuant to a Qualifying Offer); (ii) the Company is the surviving corporation in a consolidation or merger pursuant to which all or part of the outstanding shares of Common Stock are changed or exchanged for stock or other securities of any other person or cash or any other property; or (iii) more than 50% of the combined assets or earning power is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets or earning power by or to subsidiaries of the Company as specified in the Rights Agreement), each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise thereof, Common Stock of the acquiring company having a value equal to two times the Exercise Price of the Right. The events described in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

       The Purchase Price payable, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to in (ii) immediately above).

       With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock) and, in lieu thereof, the Company may make an adjustment in cash based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

       At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

       The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

       Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company as set forth above or in the event that the Rights are redeemed.

       Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. Under certain circumstances, the Board of Directors may amend the Rights Agreement to increase the Purchase Price or extend the Final Expiration Date.

       A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.